UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77986 / June 3, 2016

Admin. Proc. File No. 3-17123

In the Matter of

MARKET DATA CONSULTANTS, INC.,
MENTERGY LTD.
  (A/K/A GILAT COMMUNICATIONS LTD.),
MID-AM SYSTEMS, INC., AND
NU ENERGY INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Market Data Consultants, Inc., Mentergy Ltd. (a/k/a
Gilat Communications Ltd.), Mid-Am Systems, Inc., or Nu Energy Inc., and the Commission has
not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Market Data Consultants, Inc., Mentergy Ltd. (a/k/a
Gilat Communications Ltd.), Mid-Am Systems, Inc., and Nu Energy Inc.[2] The order contained
in that decision is hereby declared effective. The initial decision ordered that, pursuant to

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[1]   17 C.F.R. § 201.360(d).

[2]   *Ceyoniq AG (n/k/a Ceyoniq, Inc.), Mkt. Data Consultants, Inc., Mentergy Ltd. (a/k/a Gilat
Commc'ns Ltd.), Mid-Am Sys., Inc., and Nu Energy Inc.,* Initial Decision Release No. 999 (Apr.
12, 2016), 113 SEC Docket 18, 2016 WL 1426808. The Central Index Key numbers are:
1363423 for Market Data Consultants, Inc.; 1049258 for Mentergy Ltd. (a/k/a Gilat
Communications Ltd.); 1116206 for Mid-Am Systems, Inc.; and 1052781 for Nu Energy Inc.

Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Market Data Consultants, Inc., Mentergy Ltd. (a/k/a Gilat Communications Ltd.), Mid-Am Systems, Inc., and Nu Energy Inc., are hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                          Brent J. Fields
                          Secretary

INITIAL DECISION RELEASE NO. 999
ADMINISTRATIVE PROCEEDING
File No. 3-17123

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CEYONIQ AG (N/K/A CEYONIQ, INC.), MARKET DATA CONSULTANTS, INC., MENTERGY LTD. (A/K/A GILAT COMMUNICATIONS LTD.), MID-AM SYSTEMS, INC., AND NU ENERGY INC.	INITIAL DECISION OF DEFAULT AS TO FOUR RESPONDENTS April 12, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Market Data Consultants, Inc., Mentergy Ltd. (a/k/a Gilat Communications Ltd.), Mid-Am Systems, Inc., and Nu Energy Inc. (collectively, the Four Respondents), due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On February 17, 2016, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and are delinquent in their periodic filings. The Four Respondents were served with the OIP by March 1, 2016, and their answers were due by March 14, 2016. *Ceyoniq AG*, Admin. Proc. Rulings Release No. 3697, 2016 SEC LEXIS 928 (ALJ Mar. 10, 2016).[1] Following the Four Respondents' failures to timely file answers, I ordered them to show cause by April 11, 2016, why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend this proceeding. *Ceyoniq AG*, Admin. Proc. Rulings Release No. 3747, 2016 SEC LEXIS 1170 (ALJ Mar. 30, 2016). I warned that any of the Four

[1] Ceyoniq AG (n/k/a Ceyoniq, Inc.) has not yet been served.

Respondents that failed to respond to the show cause order would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. *Id.* To date, none of the Four Respondents has filed an answer or responded to the show cause order.

FINDINGS OF FACT

The Four Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Market Data Consultants, Inc., Central Index Key (CIK) No. 1363423, is a void Delaware corporation located in Hong Kong with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2008, which reported a net loss of $16,210 for the prior nine months.

Mentergy Ltd. (a/k/a Gilat Communications Ltd.), CIK No. 1049258, is an Israeli corporation which was dissolved by court order and is located in Ramat Gan, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2001, which reported a net loss of $34,359,000 for the prior twelve months.

Mid-Am Systems, Inc., CIK No. 1116206, is a void Delaware corporation located in Hong Kong with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $14,148 from the company's August 19, 1997, inception to September 30, 2004.

Nu Energy Inc., CIK No. 1052781, is a dissolved Indiana corporation located in Queensland, Australia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of $23,803 for the period from July 1, 1999, to September 30, 1999.

In addition to their repeated failures to timely file periodic reports, the Four Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). The Four Respondents failed to timely file periodic reports, and as a result, they violated Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The Four Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Four Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Four Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Four Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the Four Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Market Data Consultants, Inc., Mentergy Ltd. (a/k/a Gilat Communications Ltd.), Mid-Am Systems, Inc., and Nu Energy Inc., are hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge